

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 16, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 1.213% Notes due 2036 of BECTON DICKINSON EURO FINANCE S.À R.L., guaranteed by BECTON, DICKINSON AND COMPANY, under the Exchange Act of 1934.

Sincerely,

Bev Sawyer